Exhibit 21.01
DEXCOM, INC.

SUBSIDIARY (Name under which subsidiary does business)	JURISDICTION OF INCORPORATION

SweetSpot Diabetes Care, Inc.	Delaware
TypeZero Technologies, Inc.	Delaware
DexCapital, LLC	Delaware
The Glucose Program, LLC	Delaware
Nintamed Handels GmbH	Austria
DexCom Canada, Co.	Canada
DexCom (Canada) Inc.	Canada
DexCom Deutschland GmbH	Germany
DexCom Philippines, Inc.	Philippines
DexCom Asia Pacific Operations PTE Ltd.	Singapore
DexCom Kommanditbolag	Sweden
DexCom Suisse GmbH	Switzerland
DexCom (UK) Ltd.	United Kingdom
DexCom (UK) Intermediate Holdings Ltd.	United Kingdom
DexCom Operating Ltd.	United Kingdom
DexCom International Ltd.	United Kingdom
DexCom (UK) Distribution Ltd.	United Kingdom